Exhibit 99.1

dLocal extends its payment processing capabilities in Asia and Central America

Merchants can now unlock new streams of revenue and reach more than 93 million consumers in Thailand, El Salvador and Guatemala

Montevideo, Uruguay, October 27th, 2021 - dLocal, a technology-first payments platform that enables global enterprise merchants to connect with billions of consumers in emerging markets, announces today its expansion to three new countries in Asia and Central America. International merchants will now be able to unlock new revenue in Thailand, El Salvador and Guatemala.

Together, these three countries represent a market of more than 93 million consumers and a total eCommerce revenue of US$26 billion. The significance of these numbers is matched only by the diversity of local payment methods available for online shoppers in these regions. “Our One dLocal concept - one API, one platform, and one contract - gives merchants access to international and local credit and debit card brands, and to alternative payment methods such as eWallets, bank transfers, and cash-based transactions,” says Sumita Pandit, COO at dLocal.

dLocal’s platform will enable both alternative payment methods and credit and debit cards for the three new countries. These methods initially include:

•	TrueMoney wallet, QR code payments apps and AliPay and WeChat eWallets in Thailand,

•	Card payments and cash-based methods AkíSíPago in Guatemala, and

•	PuntoXpress in El Salvador.

“It is key for international merchants to partner with a payment facilitator that understands local payment behavior and that can work fast on integrations with as many alternative payment methods as possible,” adds Pandit. Throughout Africa, Asia, Latina America, and the Middle East, dLocal offers 600+ local payment methods across 33 countries.

The decision to start operating in Thailand, El Salvador and Guatemala came not only from their combined potential but as a request from dLocal’s clients. “We accelerated our investments in the technology our customers need to expand their business in emerging markets. We complemented our geographical footprint and payment methods portfolio to address current and future merchant needs. We always pursue opportunities that allow us to expand our footprint more rapidly and roll out our services to new emerging markets faster,” says Pandit.

About dLocal

dLocal powers local payments in emerging markets connecting global enterprise merchants with billions of emerging market consumers across Africa, Asia, Latin America, and the Middle East. Through the “One dLocal” concept (one API, one platform, one contract), global companies can accept payments, send pay-outs, settle funds globally, and issue white label prepaid virtual and physical debit cards in local currencies, without the need to manage separate pay-in and payout processors, set up numerous local entities, and integrate multiple acquirers and payment methods in each market. Learn more at https://dlocal.com.

Forward Looking Statements

This announcement contains certain forward-looking statements. These forward-looking statements convey our current expectations or forecasts of future events. Forward-looking statements regarding dLocal involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Certain of these risks and uncertainties are described in our filings with the U.S. Securities and Exchange Commission. Unless required by law, we undertake no obligation to publicly update or revise any forward-looking statements to reflect circumstances or events after the date hereof.